Exhibit 99.3

Finlay Fine Jewelry Corporation
Offer To Exchange All Restricted
8 3/8% Senior Notes Due 2012
for
8 3/8% Senior Notes Due 2012
Which Have Been Registered Under
the Securities Act of 1933, As Amended

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON                        , 2004, UNLESS EXTENDED (THE "EXPIRATION DATE").

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We are offering, upon the terms and subject to the conditions set forth in the prospectus dated                        , 2004 (as the same maybe amended or supplemented from time to time, the "Prospectus") and the accompanying Letter of Transmittal enclosed herewith (which together constitute the "Exchange Offer"), to exchange up to $200,000,000 aggregate principal amount of our 8 3/8% Senior Notes due 2012 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of our outstanding 8 3/8% Senior Notes due 2012 (the "Restricted Notes"). As set forth in the Prospectus, the terms of the Exchange Notes are identical in all material respects to the Restricted Notes, except that the Exchange Notes have been registered under the Securities Act and therefore (1) will not be subject to certain restrictions on their transfer, (2) will not be entitled to registration rights and (3) will not contain provisions providing for an increase in the interest rate thereon under the circumstances set forth in the Registration Rights Agreement described in the Prospectus.

        The Exchange Offer is not conditioned on any minimum aggregate principal amount of Restricted Notes being tendered, except that the Restricted Notes may be tendered only in a principal amount of $1,000 and integral multiples of $l,000.

        The Exchange Offer is subject to the conditions described in the section entitled "The Exchange Offer—Conditions to the Exchange Offer" of the Prospectus. Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange any Exchange Notes for, any Restricted Notes and may terminate the Exchange Offer (whether or not any Restricted Notes have been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the conditions described in the Prospectus under "The Exchange Offer—Conditions of the Exchange Offer" have occurred or exist or have not been satisfied.

        Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

  1.
  The Prospectus, dated                        , 2004;

  2.
  The Letter of Transmittal for your use in connection with the exchange of Restricted Notes and for the information of your clients (facsimile copies of the Letter of Transmittal may be used to tender Restricted Notes);

  3.
  A form of letter which may be sent to your clients for whose accounts you hold Restricted Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer;

  4.
  A Notice of Guaranteed Delivery to be used to accept the Exchange Offer if the procedure for book-entry transfer cannot be completed on a timely basis or if the certificates for Restricted Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent (as defined in the Prospectus) prior to the Expiration Date; and

  5.
  Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

        Your prompt action is requested. Please note the Exchange Offer will expire at 5:00 p.m., New York City time, on                        , 2004, unless extended. Please furnish copies of the enclosed materials to those of your clients for whom you hold Restricted Notes registered in your name or in the name of your nominee as quickly as possible.

        In all cases, exchanges of Restricted Notes pursuant to the Exchange Offer will be made only after the Exchange Agent receives the following documents by the Expiration Date: (1) certificates representing such Restricted Notes, or a book-entry confirmation (as defined in the Prospectus), as the case may be, (2) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an agent's message (as defined in the Prospectus), and (3) any other required documents.

        Holders who wish to tender their Restricted Notes and (1) whose certificates for the Restricted Notes are not immediately available, (2) who cannot deliver their Restricted Notes, the Letter of Transmittal or an agent's message and any other required documents to the Exchange Agent prior to the Expiration Date, or (3) who cannot complete the procedures for delivery by book-entry transfer prior to the Expiration Date, must tender their Restricted Notes according to the guaranteed delivery procedures set forth under the caption "The Exchange Offer—Guaranteed Delivery Procedures" in the Prospectus.

        We are not making the Exchange Offer to, nor will we accept tenders from or on behalf of, holders of Restricted Notes residing in any jurisdiction in which the making of the Exchange Offer or the acceptance of tenders would not be in compliance with the laws of such jurisdiction.

        We will not make any payments to brokers, dealers or other persons for soliciting acceptances of the Exchange Offer. We will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. We will pay or cause to be paid any transfer taxes payable on the transfer of Restricted Notes to us, except as otherwise provided in the Prospectus and the Letter of Transmittal.

        Questions and requests for assistance with respect to the Exchange Offer or for copies of the Prospectus and the Letter of Transmittal may be directed to the Exchange Agent at its numbers and address set forth in the Prospectus and the Letter of Transmittal.

Very truly yours,
FINLAY FINE JEWELRY CORPORATION

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person our agent or the agent of any of our affiliates, or authorize you or any other person to make any statements or use any document on behalf of any of us in connection with the Exchange Offer other than the enclosed documents and the statements contained therein.